02019682

RS

03-12-02

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52358

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Touchtrade.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 W. Broadway
(No. and Street)

Salt Lake City	UT	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Miller, President — (888)879-9838
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan T., CPA
(Name — if individual, state last, first, middle name)

6111 Beverly Hill #6	Houston	TX	77057
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 WASH., D.C. 316

PROCESSED
APR 04 2002
THOMSON FINANCIAL

4/2

OATH OR AFFIRMATION

I, Chad Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Touchtrade.com, Inc., as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chad Miller, President

Title

Notary Public

NOTARY PUBLIC
CORWIN JAMES HIGLEY
180 S Main St
Salt Lake City, Utah 84101
My Commission Expires January 8, 2005
State of Utah

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUCHTRADE.COM, INC.

ANNUAL AUDITED REPORT
DECEMBER 31, 2001

NATHAN T. TUTTLE
CERTIFIED PUBLICACCOUNTANT
HOUSTON, TEXAS

NATHAN T. TUTTLE
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057
Telephone (281) 216-5338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Touchtrade.com, Inc.
Houston, Texas

I have audited the accompanying statement of financial condition of Touchtrade.com, Inc. (a Texas Corporation) as of December 31, 2001, and the related statement of operations, cash flows, and changes in stockholders' equity year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on this audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Touchtrade.com, Inc. as of December 31, 2001, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedule 1 and Schedule 2 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 23, 2001

TOUCHTRADE.COM, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash		$ 7,500
Non-allowable CRD		617
Prepaid expenses		500
Total assets		$ 8,617

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity		
Common stock, $.01 par value		
Authorized 10,000,000 shares authorized		
1,000 shares issued and outstanding	$ 10	
Additional paid-in capital	10,549	
Accumulated deficit	(1,942)	
Total stockholders' equity		8,617

The accompanying Notes to Financial Statements are an integral part of this statement.

TOUCHTRADE.COM, INC.

Statement of Operations

December 31, 2001

Expenses		
Regulatory licenses and fees	1,931	
Net loss		$ 1,931

The accompanying Notes to Financial Statements are an integral part of this statement.

TOUCHTRADE.COM, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows from operating activities:	
Net loss	(1,931)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities:	
Increase in non-allowable CRD	(617)
Net cash used by operating activities	(2,548)
Cash Flows from investing activities:	
Return of capital distributions	(6,441)
Net decrease in cash	(8,989)
Cash at December 31, 2000	$ 16,489
Cash at December 31, 2001	$ 7,500

The accompanying Notes to Financial Statements are an integral part of this statement.

TOUCHTRADE.COM, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balance at beginning of year	$ 10	$ 16,990	$ (11)	$ 16,989
Net loss			(1,931)	(1,931)
Return of Capital		(6,441)		(6,441)
Balance at end of year	$ 10	$ 10,549	$ (1,942)	$ 8,617

The accompanying Notes to Financial Statements are an integral part of this statement.

Schedule 1

TOUCHTRADE.COM, INC.

Computation of Liquid Capital

December 31, 2001

Total capital		
Stockholders' equity	$	8,617
Less nonallowable assets:		
Non-allowable CRD		(617)
Prepaid expenses		(500)
Liquid capital before other deductions/charges		7,500
Haircuts on securities		-
Liquid capital		7,500
Minimum liquid capital requirement		5,000
Liquid capital in excess of required amount	$	2,500
Aggregate indebtedness	$	-
Ratio: Aggregate indebtedness to net capital		-

The accompanying Notes to Financial Statements are an integral part of this statement.

Schedule 2

TOUCHTRADE.COM, INC.

Reconciliations Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission

December 31, 2001

A. Reconciliation of Computation of Net Capital:

1. Net Capital, per FOCUS Report, Part IIA, page 10, line 15	$	7,500
2. Aggregate Indebtedness, per FOCUS Report Part IIA, page 10, line 20	$	-

The above computation does not differ materially from that filed by Touchtrade.com, Inc. with the NASD on Form X-17A-5 on January 25, 2002

The accompanying Notes to Financial Statements are an integral part of this statement.

TOUCHTRADE.COM, INC.

Notes to Financial Statements

December 31,2001

1. Organization

Touchtrade.com, Inc. ("Touchtrade") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of the State of Texas on October 29, 1999. Maverick Holdings, LLC, a Utah LLC, purchased 100% of Touchtrade from its previous sole shareholder Exactrade, a Texas corporation, on May 8, 2001. Touchtrade conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting prepared in accordance with generally accepted accounting principles. Touchtrade has adopted a calendar year.

Commission revenues and related expenses are recorded on a trade date basis.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Touchtrade accounts for income taxes in accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes." This standard requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal item resulting in the difference is net operating loss carryovers.

For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, such as cash interest-bearing demand deposits and money market funds, with an original maturity of less than 90 days.

3. Net Capital

Touchtrade, as a registered broker-dealer in securities is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules prohibit Touchtrade from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

Rule 15c3-1 requires the Company to maintain a minimum net capital at the greater of 6 and 2/3 percent of aggregate indebtedness or $5,000.

At December 31, 2001, Touchtrade had a net capital requirement of $5,000 and aggregate indebtedness and net capital of $0 and $7,500 respectively.

4. Income Taxes

For the year 2001, deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred income tax assets in the amount of $473 are a result of net operating loss carryovers.

At the end of 2001, Touchtrade has no assurance that future taxable income will be sufficient to fully utilize the net operating loss carry forwards in the future. Consequently, Touchtrade has established a valuation allowance of $473 to fully offset this asset.

At December 31, 2001, the Company had a net operating loss carry forward for federal income tax purposes of $1,931 available to offset future taxable income. This carry forward of $1,931 expires in 2021, unless utilized sooner.

5. Related Party Transactions

Touchtrade.com, Inc. is wholly owned by Maverick Holdings, LLC (holding company).

Nathan T. Tuttle
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Touchtrade.com, Inc:

In planning and performing my audit of the financial statements and supplemental schedules of Touchtrade.com, Inc. as of and for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide an assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Touchtrade.com, Inc. including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Touchtrade.com, Inc. does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons

Recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Touchtrade.com, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Touchtrade.com, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 23, 2001

Nathan T. Tuttle, CPA